Exhibit 12.1

VWR INTERNATIONAL, INC.
Computation of Earnings to Fixed Charges
(Dollars in millions)

	Successor	Predecessor
	April 7 -	January 1 -
	December 31,	April 6,	Year Ended December 31,
	2004	2004	2003	2002	2001	2000
Income (loss) before income taxes and cumulative effect of a change in accounting principle and equity method earnings	$55.0	$35.7	$110.7	$73.5	$(26.1)	$(105.0)
Add: Equity method earnings	0.4	0.1	0.6	0.5	0.7	0.7
Add: Fixed charges	59.8	8.8	35.9	52.4	86.9	107.8
Earnings, as defined	$115.2	$44.6	$147.2	$126.4	$61.5	$3.5
Fixed Charges:
Interest expense	$51.5	$5.8	$26.1	$41.8	$77.5	$100.1
One-third rental expense	8.3	3.0	9.8	10.6	9.4	7.7
Total Fixed Charges	$59.8	$8.8	$35.9	$52.4	$86.9	$107.8
Ratio of Earnings to Fixed Charges	1.9	5.1	4.1	2.4	—	—